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                            July 15, 2020

       William L. Smith
       Chief Executive Officer
       PG&E Corporation
       77 Beale Street
       P.O. Box 770000
       San Francisco, CA 94177

                                                        Re: PG&E Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed July 6, 2020
                                                            File No. 333-239687

       Dear Mr. Smith:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3

       Selling Shareholders
       Material Relationships with Selling Shareholders
       Greenshoe Backstop, page 20

   1. We note you disclose on page 21 that you may register the resale of any shares of common stock issued to
Backstop Parties who are also PIPE investors through a
                                                        supplement to this
prospectus. Please provide us with your analysis as to how you may register the offer and
sale of these securities by means of a supplement to this
                                                        prospectus or revise
your disclosure accordingly. Refer to Securities Act Rule 413(a) and
                                                        Securities Act Rules
Compliance and Disclosure Interpretation 210.01.
 William L. Smith
PG&E Corporation
July 15, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Karina Dorin, Attorney Advisor, at (202) 551-3763 or Laura Nicholson,
Special Counsel, at (202) 551-3584 with any questions.



                                                           Sincerely,
FirstName LastNameWilliam L. Smith
                                                           Division of
Corporation Finance
Comapany NamePG&E Corporation
                                                           Office of Energy &
Transportation
July 15, 2020 Page 2
cc:       Daniel Haaren
FirstName LastName